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                                                                  [LOGO] FIN RPO
                                                         Building value together


June 29, 2005

Ms. Elizabeth E. Hance
President and CEO
Magyar Bank
101 French Street
New Brunswick, NJ 08903


RE:     Appraisal Services

Dear Ms. Hance:

FinPro, Inc. ("FinPro") would be pleased to assist Magyar Bank ("the Bank") and an M.H.C. to be formed ("the Company") in providing appraisal services.

1.   SCOPE OF PROJECT

As part of the appraisal valuation, the following major tasks will be included:

     o conduct financial due diligence, including on-site interviews of senior management and reviews of financial and other records.
     o gather an understanding of the Bank's current and projected financial condition, profitability, risk characteristics, operations and external factors that might influence or impact the Bank.
     o prepare a detailed written valuation report of the Bank and the Company, that is consistent with applicable regulatory guidelines and standard valuation practices.
     o prepare and deliver an opinion, in form and substance acceptable to legal and tax counsel of the Bank and the Company, to the effect that the subscription rights granted to eligible account holders, the applicable stock benefit plans and others in connection with the stock offering, have no value.

The valuation report will:

     o include an in-depth analysis of the operating results and financial condition of the Bank and the Company.
     o describe the business strategies of the Bank and the Company, the market area, competition and potential for the future.




         20 CHURCH STREET o P.O. BOX 323 o LIBERTY CORNER, NJ 07938-0323
                    TEL: 908.604.9336 o FAX: 908.604.5951 o
                     FINPRO@FINPRONJ.COM o WWW.FINPRONJ.COM

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     o    include a detailed peer analysis of publicly traded savings institutions for use in determining appropriate valuation adjustments based upon multiple factors.

     o include a midpoint pro forma valuation along with a range of value around the midpoint value.

     o comply, in form and substance to all applicable requirements of regulatory authorities for purposes of its use to establish the estimated pro forma market value of the common stock of the Company following the Conversion and Stock Offering.

The valuation report may be periodically updated throughout the Conversion process and will be updated at the time of the closing of the Stock Offering.

FinPro will perform such other services as are necessary or required in connection with the regulatory review of the appraisal and will respond to the regulatory comments, if any, regarding the valuation appraisal and any subsequent updates.

2.   REQUIREMENTS OF THE BANK

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank:

     o provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company.
     o allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel.
     o promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank and the Company.
     o provide FinPro with all support schedules required to compile Regulatory, Board and Management reports.
     o provide FinPro with offering circular, prospectus and all other materials relevant to the appraisal function for the Conversion.

3.  PROJECT DELIVERABLES

The following is a list of deliverables that will result from FinPro's effort:

     1.   Pro Forma Market Valuation of the Bank and the Company.
     2.   Final Updated Pro Forma Market Valuation of the Bank and the Company.


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4.   TERM OF THE AGREEMENT

It is anticipated that it will take approximately four months of elapsed time to complete all of the tasks outlined in this proposal.

5.   FEES AND EXPENSES

FEES:

FinPro's fees to complete the tasks outlined in this proposal will be as follows:

        Initial & Final Appraisal                                       $30,000
        Any Appraisal Updates                                            $6,500
        (only in the event the transaction structure changes from the initial filing or the financial figures go stale).

This fee shall be payable as follows:

     o    $5,000 retainer payable at signing of this agreement;
     o    $15,000 upon submission of the appraisal to the regulators
     o    Remainder payable upon completion of the Stock Offering
     o    If appraisal updates are necessary, they will be payable upon delivery

EXPENSES:

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to reimburse FinPro for the following:

     1. OUT OF POCKET - all of FinPro's reasonable travel and other out-of-pocket expenses incurred in connection with FinPro's engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

In the event that the Bank and the Company shall, for any reason, discontinue the proposed Conversion prior to delivery of the completed documents set forth above, the Bank and Company agrees to compensate FinPro according to FinPro's standard billing rates for consulting services based on accumulated time and expenses, not to exceed the respective fee caps noted above. FinPro's standard hourly rates are as follows:

     o    Director Level and Above      $300
     o    Staff Consultant Level        $150


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If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank, the Company and FinPro. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to conversion appraisals, major changes in management or procedures, operating policies or philosophies, excessive delays or suspension of processing of conversion applications by the regulators.

FinPro agrees to execute a suitable confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro's engagement are intended solely for the benefit and use of the Bank (and it's directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

6.   REPRESENTATIONS AND WARRANTIES

FinPro, the Bank and the Company agree to the following:

1.) The Bank and the Company agree to make available or to supply to FinPro the information set forth in Section 2 of this Agreement.

2.) The Bank and the Company hereby represent and warrant to FinPro that any information provided to FinPro does not and will not, to the best of the Bank's and Companies knowledge, at the times it is provided to FinPro, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3.) (a) The Bank and the Company agree that it will indemnify and hold harmless FinPro, its directors, officers, agents and employees of FinPro (collectively referred to in this Section 6 as "FinPro") or its successors who act for or on behalf of FinPro in connection with the services called for under this agreement (hereinafter referred to as the "Agreement"), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities law) arising out of or in any way related to the services provided by FinPro under this Agreement, except to the extent arising out of or attributable to the negligence or willful misconduct of FinPro, its directors, officers, agents or employees and it's successors, if any.


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     (b)  FinPro shall give written notice to the Bank and the Company of such claim for indemnification or facts within thirty days of the assertion of any claim or discovery of material facts upon which FinPro intends to base a claim for indemnification hereunder. In the event the Bank elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to FinPro, FinPro will be entitled to be paid any amounts payable by the Bank hereunder, together with interest on such costs from the date incurred at the rate of eight percent per annum within five days after a final determination is made either in writing by the Bank and the Company or by a final judgment of a court of competent jurisdiction that indemnification hereunder should be made. If the Bank and the Company does not elect to challenge the claim for indemnification, FinPro shall be paid promptly, and in any event, within thirty days after receipt by the Bank and Company of the notice of the claim.

     (c) The Bank and Company shall pay for or reimburse the reasonable expenses, including attorneys' fees, incurred by FinPro in connection with the contest of any claim subject to indemnification hereunder in advance of the final determination of any proceeding within thirty days of the receipt of such request if FinPro furnishes the Bank and the Company:
          1. a written statement of FinPro's good faith belief that it is entitled to indemnification hereunder; and
          2. a written undertaking by FinPro to repay the advance if it is ultimately determined in a final adjudication of such proceeding that FinPro is not entitled to such indemnification.

     (d)  In the event that the Bank and the Company elect to contest the claim,
(i) FinPro will cooperate in Good Faith with the contest, (ii) FinPro will provide the Bank and the Company with an irrevocable power-of-attorney permitting the Bank to pursue the claim in the name of FinPro, and (iii) FinPro will be prohibited from settling or compromising the claim without written consent of the Bank and the Company.
     (e) In the event the Bank and the Company do not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this Agreement, FinPro shall have all remedies available at law or in equity to enforce such obligation.

This Agreement constitutes the entire understanding of the Bank, the Company and FinPro concerning the subject matter addressed herein, and shall be governed and construed in accordance with the laws of the State of New Jersey. This Agreement may not be modified, supplemented or amended except by written agreement executed by both parties.


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The Bank, the Company and FinPro are not affiliated, and neither the Bank, the
Company nor FinPro has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

Please confirm that the foregoing is in accordance with your understanding and agreement with FinPro by signing and returning to FinPro the duplicate of the letter enclosed herewith.


By,
       /s/ Dennis E. Gibney                     /s/ Elizabeth E. Hance
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       Dennis E. Gibney, CFA                        Elizabeth E. Hance
         Managing Director                          President and CEO
           FinPro, Inc.                                Magyar Bank

         June 29, 2005                                July 6, 2005
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              Date                                         Date





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